SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 10, 2008

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

 (Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Report of Voting Results of the Annual General and Special Meeting of Shareholders held on February 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   March 10, 2008

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

Annual General and Special Meeting of Shareholders

held on

February 29, 2008

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Of the proxies received, the following shares were voted For/Against/Withheld:

1.

Fix the Number of Directors

The following were the results to fix the number of directors at ten (10):

Votes For	%	Votes Against
67,926,443	99.45	378,615

2.

Election of Directors

The following were the results of the election of directors of the Company:

Name of Nominee	Votes For	%	Votes Withheld
James E. Sinclair	68,267,115	99.90	65,743
Victoria Luis	68,256,383	99.89	76,475
Marek J. Kreczmer	66,153,932	96.81	2,178,926
Anton Esterhuizen	68,287,644	99.93	45,214
William Harvey	68,277,744	99.92	55,114
Ulrich Rath	68,253,370	99.88	79,488
Rosalind Morrow	68,243,097	99.87	89,761
Norman Betts	67,933,260	99.42	399,598
Jonathan Deane	68,251,110	99.88	81,748
Joseph Kahama	68,218,990	99.83	113,868

3.

Appointment of Auditors

The following were the results to appoint KPMG LLP as auditors of the Company and authorizing the Directors to fix auditor’s remuneration:

Votes For	%	Votes Withheld
68,212,761	99.82	120,096

4.

Amend Articles of the Corporation

The following were the results to amend the Articles of the Corporation to change the maximum number of directors from 9 to 11:

Votes For	%	Votes Against
66,002,611	96.59	2,330,242

TANZANIAN ROYALTY EXPLORATION CORPORATION

“Helen Hansen”

Helen Hansen, Corporate Secretary